Exhibit 99.24

CONSENT OF QUALIFIED PERSON

I, Martin Mount, consent to the public filing of the technical report titled “Technical Report on the San Luis Property, District of Shupluy, Yungay Province, Ancash Department, Peru”, with an effective date of January 15, 2025 (the “Technical Report”) by Highlander Silver Corp.

I consent to the use of any extracts from, or a summary of, the Technical Report in the annual information form of Highlander Silver Corp. for the year ended September 30, 2024 (the “Written Disclosure”).

I certify that I have read the Written Disclosure and that the Written Disclosure fairly and accurately represents the information in the Technical Report.

Dated March 14, 2025.

(signed) Martin Mount
Martin Mount, MSc MCSM FGS CGeol FIMMM CEng